Exhibit 99.61

SRK Consulting (Canada) Inc. 2200–1066 West Hastings Street Vancouver, BC V6E 3X2 T: +1.604.681.4196 F: +1.604.687.5532 vancouver@srk.com www.srk.com

Project number: 2CS042.010

Vancouver, BC, May 21, 2021

To:

British Columbia Securities Commission (Principal Regulator) (BCSC)

Alberta Securities Commission, Securities Division (ABC)

Saskatchewan Securities Commission and Consumer Affairs Authority

Toronto Stock Exchange, Venture Exchange (TSX)

CONSENT of AUTHOR

I, Sheila Ulansky, do hereby consent to the public filing of the technical report entitled “Independent Technical Report on the Eskay Creek Au-Ag Project, Canada,” (the “Technical Report”) and dated May 21, 2021 and any extracts from or a summary of the Technical Report under the National Instrument 43-101 disclosure of Skeena Resources Ltd. and to the filing of the Technical Report with any securities regulatory authorities.

I further consent to the company filing the report on SEDAR and consent to press releases made by the company with my prior approval. In particular, I have read and approved the press release of Skeena Resources Ltd. dated April 07, 2021 (the “Disclosure”) in which the findings of the Technical Report are disclosed.

I also confirm that I have read the Disclosure and that it fairly and accurately represents the information in the Technical Report that supports the Disclosure.

Dated this 21st day of May 2021

Sheila Ulansky, PGeo
Senior Resource Consultant, Geology

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